# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Acquisition Corp., CIK 0002059654
CUSIP: G1331A108
Title of class of securities: Class A
Address of issuer's principal executive offices: 1601 Anita Lane, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 1910592

## Reporting persons
- Harraden Circle Investments, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,064,723; sole dispositive power 0; shared dispositive power 1,064,723; aggregate amount beneficially owned 1,064,723 (5.1% of the class)
- Frederick V. Fortmiller, Jr.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,064,723; sole dispositive power 0; shared dispositive power 1,064,723; aggregate amount beneficially owned 1,064,723 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Blue Acquisition Corp.
Address of issuer's principal executive offices: 1601 Anita Lane, Newport Beach CA, 92660

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Harraden Circle Investments, LLC ("Harraden Adviser") and Frederick V. Fortmiller, Jr. ("Mr. Fortmiller") (collectively, the "Reporting Persons").

This Statement relates to Shares (as defined herein) held for the accounts of Harraden Circle Investors, LP ("Harraden Fund"), Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund"), Harraden Circle Strategic Investments, LP ("Harraden Strategic Fund"), and Harraden Circle Concentrated, LP ("Harraden Concentrated Fund"). Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund, Harraden Strategic Fund, Harraden Concentrated Fund, and other high net worth individuals and, in such capacity, exercises voting and dispositive power over the Shares reported herein. Mr. Fortmiller is the managing member of Harraden Adviser.
Address of principal business office or, if none, residence: 885 Third Avenue, Suite 2600B, New York, NY 10022
Citizenship: Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,064,723
Percent of class: 5.10
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,064,723
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,064,723

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds identified in Item 2(a) have the right to receive any dividends from, or the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Harraden Circle Investments, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (08/14/2026)
- Frederick V. Fortmiller, Jr.: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr. (08/14/2026)